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Exhibit 99.1

                             MATERIAL CHANGE REPORT


                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:    REPORTING ISSUER

           Celestica Inc.
           7th Floor
           12 Concorde Place
           Toronto, ON   M3C 3R8

ITEM 2:    DATE OF MATERIAL CHANGE

           September 18, 2002

ITEM 3:    PRESS RELEASE

           A press release was issued on September 18, 2002 by Celestica Inc. ("Celestica") in Toronto, Ontario.

ITEM 4:    SUMMARY OF MATERIAL CHANGE

           On September 18, 2002, Celestica announced an update to its financial guidance for the third quarter ending September 30, 2002. As at September 18, 2002, based on its then current estimates, Celestica expected revenue in the range of U.S.$1.9 to U.S.$2.0 billion, and adjusted net earnings per share of U.S.$0.18 to U.S.$0.22. Celestica's previous guidance for the third quarter, which was provided on July 17, 2002, was for revenue of U.S.$2.1 to U.S.$2.4 billion and U.S.$0.26 to U.S.$0.33 adjusted net earnings per share.

ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           On September 18, 2002, Celestica announced an update to its financial guidance for the third quarter ending September 30, 2002. As at September 18, 2002, based on its then current estimates, Celestica expected revenue in the range of U.S.$1.9 to U.S.$2.0 billion, and adjusted net earnings per share of U.S.$0.18 to U.S.$0.22. Celestica's previous guidance for the third quarter, which was provided on July 17, 2002, was for revenue of U.S.$2.1 to U.S.$2.4 billion and U.S.$0.26 to U.S.$0.33 adjusted net earnings per share. The revised guidance reflects recent reductions in orders from a few of Celestica's largest customers.

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ITEM 6:  RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR
         EQUIVALENT PROVISIONS

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER


         For further information, please contact Elizabeth L. DelBianco, Vice President, General Counsel and Secretary of Celestica Inc. at (416) 448-5800.

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


         DATED at Toronto, Ontario this 25th day of September, 2002.



                                                  /s/ Elizabeth L. DelBianco
                                            ------------------------------------
                                              Elizabeth L. DelBianco
                                              Vice-President, General Counsel
                                              and Secretary